EXHIBIT 99.1





                                 [LOGO OMITTED]






                      REPORT FOR THE SIX MONTH PERIOD ENDED
                               SEPTEMBER 30, 2002

                                       OF


                       LION BIOSCIENCE AKTIENGESELLSCHAFT
                               Heidelberg, Germany





I   CONSOLIDATED FINANCIAL STATEMENTS (US-GAAP)(UNAUDITED)................     2

      Consolidated Balance Sheets as of September 30, 2002................     2
      Consolidated Statements of Operations for the six months ended
        September 30, 2002................................................     3
      Consolidated Statements of Cash Flows for the six months ended
        September 30, 2002................................................     4
      Consolidated Statements of Shareholders' Equity as of
        September 30, 2002................................................     5
      Notes to the Consolidated Financial Statements......................     6

II  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
    OF OPERATIONS.............................................................24

III CONTACT...................................................................32

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

                                                   LION BIOSCIENCE AG

                                   CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (UNAUDITED)
                                 (IN THOUSAND EURO, EXCEPT FOR SHARE AND PER-SHARE DATA)

                                                                                   Notes       9/30/2002   3/31/2002
                                                                                    No.        ---------------------
                                                                                                  euro         euro

ASSETS
CURRENT ASSETS
     Cash and cash equivalents .................................................     II          23,712      19,184
     Marketable securities .....................................................   III 4         64,385     104,839
     Trade accounts receivable, net ............................................     II           8,221       7,835
     Inventories ...............................................................     II              85          80
     Prepaid expenses, short-term ..............................................   III 1          2,459       2,396
     Other assets ..............................................................   III 2          2,699       4,315
                                                                                               ---------------------
            TOTAL CURRENT ASSETS ...............................................                101,561     138,649

Property, plant and equipment, net ............................................. II, III 3       14,577      18,138
Other long-term investment .....................................................   III 5          2,055      10,760
Goodwill, net ..................................................................   III 6              0      58,663
Other intangible assets, net ................................................... II, III 7        1,760       8,089
Trade accounts receivable, long-term ...........................................     II           4,196       3,351
Prepaid expenses, long-term ....................................................   III 1             93         340
                                                                                               ---------------------
                                                                                                124,242     237,990
                                                                                               ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Trade accounts payable ....................................................                  2,287       2,298
     Accrued liabilities .......................................................   III 8          8,035       8,461
     Current portion of long-term debt .........................................   III 12           569
     Current portion of capital lease obligation ...............................   III 11            51         134
     Deferred income and advance payments ......................................                  4,841       4,644
     Advance payments received less costs and
         estimated income for services not yet invoiced ........................   III 9            481         388
     Other current liabilities .................................................   III 10         1,083       1,745
                                                                                               ---------------------
            TOTAL CURRENT LIABILITIES ..........................................                 17,347      18,239

Long-term debt less current portion ............................................   III 12         2,275       2,560
Capital lease obligations less current portion .................................   III 11            75          85

SHAREHOLDERS' EQUITY
     Ordinary shares, each with a notional par value of euro 1.00; 19,870,175 shares authorized, issued, and outstanding as of September 30, 2002 and
         March 31, 2002, respectively ..........................................                 19,870      19,870
     Additional paid-in capital ................................................                296,483     293,937
     Accumulated other comprehensive income ....................................                 (2,648)        572
     Accumulated  losses .......................................................               (209,160)    (97,273)
                                                                                               ---------------------
            TOTAL SHAREHOLDERS' EQUITY .........................................                104,545     217,106
                                                                                               ---------------------
                                                                                                124,242     237,990
                                                                                               ========     ========


           The accompanying notes are an integral part of these unaudited consolidated financial statements.

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                                                            2

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                                                   LION BIOSCIENCE AG

                              CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (UNAUDITED)
                                   (IN THOUSAND EURO, EXCEPT SHARE AND PER-SHARE DATA)

                                                                                     3 months ended              6 months ended
                                                                   Notes              September 30,               September 30,
                                                                    No.            2002          2001          2002          2001
                                                                                ----------------------------------------------------
                                                                                   euro           euro         euro          euro
                                                                                ----------     ---------    ----------    ----------
REVENUES:
   Drug Discovery ..........................................  II, IV 1, VI 4         239         1,744           960         2,885
   Licenses ................................................  II, IV 1, VI 4       2,139         3,567         5,312         6,579
   Professional Services ...................................  II, IV 1, VI 4       2,391         4,258         5,562         8,641
   Maintenance and  Support ................................  II, IV 1, VI 4         410           665           806         1,059
                                                                                ----------     ---------    ----------    ----------
      TOTAL REVENUES .......................................                       5,179        10,234        12,640        19,164

COST-OF-SALES ..............................................                       4,423         2,565         7,746         5,235

COSTS AND EXPENSES:
   Selling costs ...........................................                       2,933         3,430         6,322         6,208
   General and administrative costs ........................                       5,132         3,581         9,258         6,815
   Research and development costs .........................         II            11,807         9,816        23,399        19,910
   Other operating income and expenses .....................                        (498)          (44)         (142)          138
                                                                                ----------     ---------    ----------    ----------

TOTAL COSTS AND EXPENSES (INCL. COST-OF-SALES) .............                      23,797        19,348        46,583        38,306

OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION .....                     (18,618)       (9,114)      (33,943)      (19,142)

   Depreciation of property, plant and equipment and
     amortization of intangible assets .....................  II, III 3,IV 2       6,972         2,674        10,117         5,714
   Write-off of goodwill ...................................   III 6, IV 2        58,663             0        58,663             0
                                                                                ----------     ---------    ----------    ----------

OPERATING RESULTS ..........................................                     (84,253)      (11,788)     (102,723)      (24,856)
   Interest income and expenses ............................        IV 3           1,245         1,569         2,344         3,462
   Results from marketable securities and other
     long-term investments..................................        IV 4          (9,582)            0       (11,282)            0

LOSS BEFORE TAXES ..........................................                     (92,590)      (10,219)     (111,661)      (21,394)
   Tax expense .............................................                        (119)          (60)         (226)         (123)
                                                                                ----------     ---------    ----------    ----------

NET LOSS FOR THE PERIOD ....................................                     (92,709)      (10,279)     (111,887)      (21,517)
                                                                                ==========     =========    ==========    ==========

BASIC AND DILUTED NET LOSS PER SHARE .......................        VI 5           (4.67)        (0.55)        (5.63)        (1.15)
                                                                                ==========     =========    ==========    ==========

Average number of outstanding shares .......................                  19,870,175    18,754,000    19,870,175    18,754,000
                                                                                ==========     =========    ==========    ==========

           The accompanying notes are an integral part of these unaudited consolidated financial statements.

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                                                   LION BIOSCIENCE AG

                              CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (UNAUDITED)
                                                   (IN THOUSAND EURO)

                                                                                                        6 months ended September 30,
                                                                                                        ----------------------------
                                                                                                           2002             2001
                                                                                                           euro             euro
                                                                                                        ----------       -----------
OPERATING ACTIVITIES:
Net loss .............................................................................................   (111,887)       (21,517)
Adjustments to reconcile net loss and net cash used in operating activities:
    Stock options outstanding and deferred compensation ..............................................      2,545          1,973
    Depreciation of property, plant and equipment ....................................................      3,578          3,900
    Amortization of intangible assets ................................................................      6,539          1,814
    Write-off of goodwill ............................................................................     58,663              0
    Write-off of marketable securities and other long-term investments ...............................      9,428              0
Loss (gain) on sale of fixed assets ..................................................................         28            (31)
Loss (gain) on sale of marketable securities .........................................................      1,854              0
Changes in operating assets and liabilities:
    Trade accounts receivable ........................................................................     (1,231)        (2,532)
    Inventories......................................................................................          (5)            (4)
    Prepaid expenses and other current assets ........................................................      1,616            366
    Trade accounts payable ...........................................................................        (10)        (3,168)
    Accrued liabilities ..............................................................................       (426)        (1,375)
    Deferred income ..................................................................................        382         (2,978)
    Advanced payments received .......................................................................         93         (1,879)
    Other current liabilities ........................................................................       (663)        (7,087)
                                                                                                        ----------       -----------
      Net cash used in operating activities ..........................................................    (29,496)       (32,518)
INVESTING ACTIVITIES:
Investments in property, plant and equipment .........................................................     (1,399)        (3,224)
Proceeds from the sale of property, plant and equipment ..............................................          2             31
Investments in other long-term investments ...........................................................          0         (2,220)
Investments in marketable securities .................................................................     (4,001)       (11,906)
Proceeds from the sale of marketable securities ......................................................     43,047              0
Investments in other assets ..........................................................................          0         (1,328)
                                                                                                        ----------       -----------
      Net cash (used in) provided from investing activities ..........................................     37,649        (18,647)
FINANCING ACTIVITIES:
Increase (decrease) in additional paid-in capital ....................................................          0           (154)
Principal payments on long-term debts ................................................................       (284)          (284)
Principal payments on capital leases .................................................................        (94)          (562)
                                                                                                        ----------       -----------
      Net cash used in financing activities ..........................................................       (378)        (1,000)
Increase (decrease) in cash ..........................................................................      7,775        (52,165)
Currency adjustments .................................................................................     (3,247)           656
Cash and cash equivalents at beginning of period .....................................................     19,184         67,197
                                                                                                        ----------       -----------
Cash and cash equivalents at end of period ...........................................................     23,712         15,688
                                                                                                        ==========       ===========

           The accompanying notes are an integral part of these unaudited consolidated financial statements.

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                                                            4

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
                                                   LION BIOSCIENCE AG

                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (U.S. GAAP) (UNAUDITED)
                                   (IN THOUSAND EURO, EXCEPT SHARE AND PER-SHARE DATA)

                                                                                                             Accumulated
                                                                                                                other
                                                                                                            comprehensive
                                                                                                               income
                                                                                                           ----------------
                                                                                                           Cumu-
                                                                                                           lative  Avail-
                                                                         Preferred       Addi-            transla  able-     Total
                                                                           Shares       tional   Accumu-   tion   for-sale- Share-
                                  Ordinary Shares    Preferred Shares    subscribed     Paid-In   ated    adjust-  securi-  holders'
                                  Shares   Amount    Shares     Amount  Shares Amount   Capital  Deficit   ments    ties     Equity
                                 ----------------- -------------------  -------------   -------- --------  ---------------- --------

BALANCES AT MARCH 31, 2000        1,000,000  2,556     772,300   1,975    40,000   102    30,503 (18,643)    122       0    16,615
                                 ................. ...................  .............   ........ ........ ............... ........
Conversion preferred shares
  subscribed into                                       40,000     102   (40,000) (102)                                          0
  preferred shares
Conversion preferred shares
  into ordinary shares              812,300  2,077    (812,300) (2,077)                                                          0
Conversion of employee preferred
  shares into ordinary shares                                                              8,743                             8,743
Conversion of convertible note
  into ordinary shares               50,000    127                                                                             127
Capital increase from company
resources                        11,205,000  8,299                                        (8,299)                                0
Ordinary shares issued against
cash contributions                5,186,700  5,195                                       204,198                           209,393
Stock options outstanding                                                                  1,732                             1,732
Ordinary shares issued against
contribution in kind                500,000    500                                        33,409                            33,909
Valuation of securities
  available-for-sale at
  market prices                                                                                                   (4,922)   (4,922)
Adjustment items for foreign
  currency translation                                                                                        325              325
Net loss                                                                                          (23,944)                 (23,944)
                                 ----------------- -------------------  --------------  -------- -------- --------------- --------
BALANCES AT MARCH 31, 2001       18,754,000 18,754            0      0         0     0   270,286  (42,587)    447 (4,922)  241,978
                                 ................. ...................  ..............  ........ ........ ............... ........
Stock options outstanding                                                                  4,225                             4,225
Deferred compensation                                                                        317                               317
Valuation of securities
  available-for-sale at
  market prices(1)                                                                                                 5,018     5,018
IPO expenses                                                                                (154)                             (154)
Adjustment items for foreign
  currency translation                                                                                         29               29
Ordinary shares issued against
  contribution in kind           1,116,175   1,116                                        19,263                            20,379
Net loss                                                                                          (54,686)                 (54,686)
                                 ----------------- -------------------  --------------  -------- -------- --------------- --------
BALANCES AT MARCH 31, 2002       19,870,175 19,870            0      0         0     0   293,937  (97,273)     476    96  217,106
                                 ================= ===================  ==============  ================= =============== ========
Stock options outstanding                                                                  2,278                            2,278
Deferred compensation                                                                        268                              268
Valuation of securities
  available-for-sale at
  market prices(1)                                                                                                  (490)    (490)
Adjustment items for
  foreign currency translation                                                                            (2,730)          (2,730)
Net loss                                                                                         (111,887)               (111,887)
                                 ----------------- -------------------  -------------   -------- -------- --------------- --------
BALANCES AT SEPTEMBER 30, 2002   19,870,17  19,870            0      0         0    0    296,483  (209,160)(2,254)  (394) 104,545
                                 ================= ===================  =============   ================= =============== ========

(1) In fiscal years 2002 and 2003 the valuation of certain available-for-sale securites have been reclassified from other comprehensive income and have been realized in the net loss of the period.

            The accompanying notes are an integral part of these unaudited consolidated financial statements

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

                              LION BIOSCIENCE AG

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP) (UNAUDITED)
                               SEPTEMBER 30, 2002

I.   OPERATIONS AND BASIS OF PRESENTATION

         LION bioscience AG ("LION" or "the Company") was incorporated in Germany in March 1997. The Company offers genomics and knowledge management solutions and develops information-management software and data integration and analysis systems to improve the R&D performance of the life science industry.

         In addition, LION applies state-of-the-art high-throughput technologies and internally-produced information technology systems for drug discovery. As a result of focusing on the company's core competencies LION will close its drug discovery activities as of December 31, 2002.

II.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

         The accompanying unaudited consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.

USE OF ESTIMATES

         The preparation of consolidated financial statements requires the board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.

REVENUE RECOGNITION

         The Company's revenue consists of fees from licensing its software products (LSI(TM)), fees earned from collaboration agreements from our professional services organization, fees earned from products from our drug discovery activities and fees for maintenance and support.

         As a rule, the Company's LSI(TM) software is licensed under non-cancellable licensing agreements, whiCH typically grant the customer the right to use the software for periods of one to three years. According to the Company policy payments resulting from these contracts are paid in advance every year throughout the term of the contract without any contract concessions. The
Company also sells its software under perpetual licensing agreements. License agreements are generally extended automatically unless terminated by either party. Revenue from the sale of software under these licenses is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

         The Company's license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services have no impact on the functionality of our software.
For services of the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The revenues from these contracts are recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. The
Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

         Revenue from collaboration agreements from our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the research and development collaboration agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or the milestones defined in the agreement have been achieved. As a general rule

                                       6


revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company. Signing fees and other advance payments are allocated pro rata to the milestones specified and recognized when they are achieved, or allocated on a straight-line basis over the term of the contract.

         In the preceeding fiscal years the Company realized revenues from a long-term collaboration agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. As of January 1, 2002, a contract change became effective, so that payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. Accrued costs are treated as expenditures of the period.

         The portion of revenue with respect to this professional services collaboration agreements that has been received but not yet recognized is shown as deferred income. As of September 30, 2002 this revenue amounted to (euro) 480,700 (March 31, 2002: (euro) 388,000).

         Revenue from our drug discovery activities consits of fees for products of our Company, e.g. clone collections, and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

GOVERNMENT GRANTS

         Government grants to defray the costs of research and development are offset on receipt against pertinent expenses. The total amount offset in the six months ended September 30, 2002 was (euro) 341,500, AS compared to (euro) 761,600 in the six months ended September 30, 2001.

RESEARCH AND DEVELOPMENT COSTS

         Research and development costs are expensed as incurred. Research and development costs in the six months ended September 30, 2002 (excluding government grants) totaled (euro) 23,740,200, as compared to (euro) 20,671,700 in the six months ended September 30, 2001.

SOFTWARE DEVELOPMENT

         The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility. Under the Company's product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in the first six months of fiscal year 2003 and 2002. Amortization expense was (euro) 221,400 and (euro) 382,100 in the six months ended September 30, 2002 and September 30, 2001, respectively. Residual booK values as of September 30, 2002 and March 31, 2002 were (euro) 364,000 and (euro) 585,300, respectively.

STOCK-BASED COMPENSATION

         The Company accounts for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

MARKETABLE SECURITIES

         The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests its excess liquidity in money market funds, mortgage bonds, corporate debt securities, and commercial paper, with the objective to assure both the liquidity and security of the capital invested. Its investments are restricted to securities of issuers with high credit ratings. Through fiscal year 2002 part of the securities were classified as "held to maturity" and carried at costs unless a decline in fair market value was considered other-than-temporary in which case would be written down to fair market value. Since the beginning of fiscal year 2003 all of the securities held are classified as "available for sale," and are thus adjusted to their fair market value. All securities are classified as current assets.

OTHER LONG-TERM INVESTMENTS

Other long-term investments are generally carried at the lower of cost or fair market value.

CONCENTRATION OF CREDIT RISKS

         The Company's accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

         In the six months ended September 30, 2002 and 2001, revenues with Bayer AG constituted 29% and 49%, respectively, of the Company's total revenues. The outstanding accounts receivable against Bayer AG at September 30, 2002 amounted to (euro) 827,100 (March 31, 2002: (euro) 222,000)

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

         The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.

TRADE ACCOUNTS RECEIVABLE

         The reported trade accounts receivable as of September 30, 2002 are reduced by an allowance for doubtful accounts amounting to (euro) 168,200 (March 31, 2002: (euro) 457,000).

INVENTORIES

         Inventories pertain to hardware components which are sold with our iDEA(TM) software, valued OF lower-of-cost-or-market based on the weighted average costs. Furthermore included are raw materials and supplies used in research and development which are valued at a fixed value.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

     Laboratory equipment......................................    5 to 10 years
     Computer software.........................................          3 years
     Furniture and office equipment............................    5 to 10 years

         Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

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

INTANGIBLE ASSETS

         Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:

     Software and technology and acquired customer relationship.....     2 years
     Software licenses..............................................     3 years
     Commercial rights and patents..................................     4 years

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

         Long-lived and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the estimated undiscounted future cash flow to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the estimated sales and market prices of these assets, respectively.

CURRENCY TRANSLATION

         The financial statements of the Company's subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (the euro) at the exchange rates in effect at the end of the reporting period, except for shareholders' equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders' equity (cumulative translation adjustments).

         In the six months ended September 30, 2002, exchange rate losses included in the statements of operations were (euro) 236,900, as compared to
(euro) 337,300 in the six months ended September 30, 2001, representing the translation of assets and liabilities denominated in foreign currencies.

TAXES OF INCOME AND EARNINGS

         The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

         The basic loss per share is calculated based on the weighted number of common shares outstanding, including common-share equivalents. Common-share equivalents resulting from stock-based compensation are excluded from the calculation, as their effect is anti-dilutive.

RECLASSIFICATIONS

         Several values of the previous years' balance sheet, statements of operations and statements of cash flows have been reclassified to achieve a comparability with this period's statements.

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

NEW ACCOUNTING REGULATIONS

         In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143 "Accounting for Asset Retirement Obligations." This Statement deals with the accounting and reporting duties with regard to obligations and related expenses that arise in connection with the disposal or retirement of long-lived tangible assets. SFAS No. 143 requires a company to set up an accrual for the fair value of the obligation in the period in which it accepts a legal obligation associated with the disposal or retirement of a long-lived tangible asset. The Statement further requires that the carrying amount of the tangible asset be increased by the estimated liabilities. The increase in the carrying amount of the tangible asset is then regularly depreciated over the remaining term. In valuing the accrued liability, the effects of accrued interest and changes in estimated future cash flow must be taken into account in every period. SFAS No. 143 must be applied in all fiscal years commencing after June 15, 2002, but may be applied earlier. The Company does not believe the application of this statement will have any material effect on its net assets, financial position, or results of operations.


         In October 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions." However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002.

         In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146 "Accounting for Costs associated with exit or disposal activities". SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement deals with the accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires a company to set up a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. A fundamental conclusion in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability.

         SFAS No. 146 must be applied for all exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The potential effects of this statement have not yet been finally calculated.

III.   ADDITIONAL BALANCE SHEET INFORMATION

1.   PREPAID EXPENSES, DEFERRED ITEMS

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)
CURRENT DEFERRED ITEMS:


Fees capitalized and amortized acc. term of
  contract (Metalayer),short-term portion...........      411             461
Other...............................................    2,048           1,935
                                                      -------         -------
                                                        2,459           2,396
                                                      =======         =======

LONG-TERM DEFERRED ITEMS:

Fees capitalized and amortized acc. term of
  contract (Metalayer), less short-term portion.....       93             340
                                                      =======         =======

2.   OTHER ASSETS

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Accrued interest....................................    1,321           1,904
Creditable capital gains tax........................      437           1,069
Sales tax (VAT)receivable...........................      324              14
Other...............................................      617           1,328
                                                      -------         -------
                                                        2,699           4,315
                                                      =======         =======

3.   PROPERTY, PLANT AND EQUIPMENT

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Laboratory equipment................................    4,613           5,377
Laboratory equipment (capital lease)................       93             159
Computer software...................................    1,593           1,652
Computer hardware (capital lease)...................       21              42
Furniture and office equipment......................    4,985           7,063
Leasehold improvements..............................    3,260           3,637
Construction in progress............................       12             208
                                                      -------         -------
                                                       14,577          18,138
                                                      =======         =======

         The net book values as of September 30, 2002 includes accumulated depreciation of (euro) 2,759,700 (March 31, 2002: (euro) 2,748,100) relating to property, plant and equipment under capital lease.

         Depreciation of property, plant and equipment totaled (euro) 3,577,900 in the six months ended September 30, 2002, as compared to (euro) 3,399,100 in six months ended September 30, 2001.

4.   MARKETABLE SECURITIES

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Equity securities...................................   44,288          54,479
Debt securities.....................................   20,097          50,360
                                                      -------         -------
                                                       64,385         104,839
                                                      =======         =======

         The following table shows the Company's investments in securities available for sale (in thousand euros):

                                                                    9/30/2002
                                         -----------------------------------------------------------------
                                               Acquisition        Market or      Unrealized    Unrealized
                                                     costs       fair value           gains        losses
                                         -----------------------------------------------------------------
Equity securities                                   44,824           44,288               0           536
Debt securities                                     19,955           20,097             142             0
                                         -----------------------------------------------------------------
                                                    64,779           64,385             142           536
                                         =================================================================


                                                                    3/31/2002
                                         -----------------------------------------------------------------
                                               Acquisition        Market or      Unrealized    Unrealized
                                                     costs       fair value           gains        losses
                                         -----------------------------------------------------------------
Equity securities                                   54,383           54,479              96             0
Debt securities                                     50,360           50,233               0           127
                                         -----------------------------------------------------------------
                                                   104,743          104,712              96           127
                                         =================================================================

         The debt securities at September 30, 2002 have following maturities:

                                               Acquisition        Market or
                                                     costs       fair value
                                         -----------------------------------
      Within 1 year                                  7,086            7,069
      After 1 year through 5 years                   5,069            5,228
      After 5 years through 10 years                 2,755            2,755
      After 10 years                                 5,045            5,045
                                         -----------------------------------
                                                    19,955           20,097
                                         ===================================

         The company has reclassified all of their securities previously classified as "held-to-maturity" to the category "available-for-sale" and report all of their securities as short-term securities available-for-sale since beginning of fiscal year 2003. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income. The net carrying amount of the transfered securities amounted to (euro) 37.6 million, the related unrealized gain recorded in other comprehensive income amounted to (euro) 0.3 million.

         The proceeds from sales of available-for-sale securities in the first six months of fiscal year 2003 totaled (euro) 43.0 million, the realized losses related to the sales of these securities amounted to (euro) 1.9 million.

         The securities held by the Company at September 30, 2002 included some positions of fixed income equity securities, which have a higher price fluctuation than other fixed income securities. In continuing minimizing the risk the Company intends to sell these securities within the next quarter. Therefore the Company determined the accumulated losses as other than temporary and reclassified them from "other comprehensive income" to the "result of marketable securities and other long-term investments" at September 30, 2002.

         In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. ("Paradigm"), a U.S. corporation, whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $2 million. At the time of Paradigm's initial public offering on May 10, 2000, the preferred shares were automatically converted to common shares at a 1:1 ratio.

         At the end of fiscal year 2002 the Company has reviewed the value of the Paradigm stock and concluded that the reduction in value was permanent. Therefore, the Company wrote off the investment to the lower market price of $ 1.62 per share as of March 31, 2002. At September 30, 2002, the stock had a fair market value of $ 0.51 per share. The decrease of the fair market value was recorded in other comprehensive income.

5.   OTHER LONG-TERM INVESTMENTS

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

GeneProt Inc........................................        0           8,509
ChemNavigator.com Inc...............................    1,506           1,702
BioSolveIT GmbH.....................................      549             549
                                                      -------         -------
                                                        2,055          10,760
                                                      =======         =======

         In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of (euro) 548,800, including incidental acquisition costs. For accounting purposes, the investment was reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

         In March 2002, the Company entered into a stock purchase agreement with GeneProt, Inc. ("GeneProt"), a U.S. corporation, whereby it acquired 681,818 Series B preferred shares for $7.5 million. For accounting purposes, the investment was reported at the lower of cost or market. The Company reviewed the value of this investment at the end of the second quarter of fiscal year 2003. Due to the results of this review the company has fully written-off the investment at September 30, 2002.

6.   GOODWILL

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Trega biosciences/NaviCyte operations...............   38,995          38,995
NetGenics operations................................   19,668          19,668
                                                      -------         -------
                                                       58,663          58,663
Less write-off......................................  (58,663)              0
                                                      -------         -------
                                                            0          58,663
                                                      =======         =======

         The Company adopted SFAS No. 142 "Goodwill and Intangible Assets" beginning April 1, 2001. According to SFAS No. 142, acquired goodwill is no longer subject to scheduled amortization. Rather, the Company must conduct an annual impairment test, or on an interim basis if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. During the first and second quarters fiscal year 2003, the Company's share price declined significantly, indicating potential goodwill impairment. An analysis of the recovery of goodwill was performed, and an impairment charge was recorded for the full amount of the carrying amount of goodwill. This was based on the extended length of time that the Company's share price was depressed, and the lack of any clear indicators that the share price will recover by year-end 2003. The impairment charge was calculated based on the excess of the fair value of the reporting unit's (the Company) net assets and the market capitalization of the reporting unit.

7.   OTHER INTANGIBLE ASSETS

                                      ESTIMATED
                                     USEFUL LIFE       9/30/2002       3/31/2002
                                     -----------       ---------       ---------
                                                          (IN THOUSAND EURO)

Licenses.........................       4 years          1,118           1,562
Software and technology..........       2 years              0           4,481
Customerrelationships............       2 years              0           1,090
Internally developed software....       3 years            364             585
Clone collections................       3 years            278             371
                                                         -----           -----
                                                         1,760           8,089
                                                         =====           =====

         According the SFAS No. 144, long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Due to the decline in the Company's share price as mentioned in Note 6, the Company determined it was necessary to test its long-lived assets for impairment. The results of this review resulted in an impairment charge related to Software and Technology and Customer Relationships, which were acquired in the acquisitions of Trega Biosciences and NetGenics. The impairment charge was recorded based on the lower than expected revenues and cash flows from the acquisitions, and the significant decline in the Company's share price. The impairment charge was (euro) 3,485,000 and is included in amortization expense in the statements of operations, and is broken down as follows:

                                                      9/30/2002
                                                      ---------
                                                  (IN THOUSAND EURO)

Software and technology Trega...............            1,019
Software and technology NetGenics...........            1,776
Customer relationships Trega................              227
Customer relationships NetGenics............              463
                                                        -----
                                                        3,485
                                                        =====

         In the six months ended September 30, 2002 no development costs were capitalized, as compared to (euro) 0 in the six months ended September 30, 2001. In the six months ended September 30, 2002, amortization of the capitalized development costs amounted to (euro) 0 as compared to (euro) 45,400 in the six months ended September 30, 2001.

         Amortization of other intangible assets - without consideration of impairment charges - amounted to (euro) 3,054,100 in the six months ended September 30, 2002, as compared to (euro) 1,814,900 in the six months ended September 30, 2001.

         Amortization of other intangible assets for the following fiscal years is as follows:

FY      (in thousand euro)
2003:                681
2004:                959
2005:                120
2006:                  -
2007:                  -
------------------------
Total:             1,760
========================

8.   ACCRUED LIABILITIES

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Outstanding invoices................................    1,716           3,460
Vacation accrual....................................    2,004           1,881
Consulting services.................................      303             738
Severance payments..................................    1,386               0
Supervisory board...................................       61             108
Audit of annual accounts, annual report and
  general shareholders' meeting.....................      555             850
Supplementary grants................................      541             450
Other...............................................    1,469             974
                                                      -------         -------
                                                        8,035           8,461
                                                      =======         =======

         The accrued liabilities includes a liability for termination benefits for employees terminated in terms of closing the iD3 activitites of (euro) 1,386 thousand. The number of employees terminated is approx. 40 in Heidelberg as of December 31, 2002 and approx. 30 as of October 2002 in San Diego.

9. ADVANCE PAYMENT RECEIVED LESS COSTS AND ESTIMATED REVENUE FOR SERVICES NOT YET INVOICED

         This item relates to the contract with Bayer AG regarding cheminformatics:

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Advance payment received............................    1,099             621
Costs and estimated revenue for services not yet
  invoiced..........................................     (618)           (233)
                                                      -------         -------
                                                          481             388
                                                      =======         =======

10.   OTHER CURRENT LIABILITIES

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Payroll-related taxes and social security
  contributions.....................................      594             991
Payroll liabilities.................................        5              20
Other...............................................      484             734
                                                      -------         -------
                                                        1,083           1,745
                                                      =======         =======

11.   CAPITAL LEASE

         The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of September 30, 2002 are:

                                                              (IN THOUSAND EURO)
2003.......................................................                  44
2004.......................................................                  24
2005.......................................................                  16
2006.......................................................                  16
2007.......................................................                  16
Thereafter.................................................                  26
                                                                            ---
Total minimum lease payments...............................                 142
Less: amounts representing imputed interest................                 (16)
                                                                            ----
Present value of minimum lease payments....................                 126
Less: current portion......................................                 (51)
                                                                            ----
Non-current portion of capital lease obligations...........                  75
                                                                            ===

12.   LONG-TERM DEBT

         In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance its research and development activities, under which it was entitled to borrow amounts up to (euro) 4.6 million until September 30, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in its property, plant and equipment, accounts receivable, and officers' life insurance policies.

                                                     9/30/2002       3/31/2002
                                                     ---------       ---------
                                                         (IN THOUSAND EURO)

Loans, total........................................    2,844           3,129
Short-term portion..................................     (569)           (569)
                                                      -------         -------
Total long-term debt................................    2,275           2,560
                                                      =======         =======

         As of September 30, 2002, principal payments on long-term debt for the next five years and thereafter are as follows:

                                                              (IN THOUSAND EURO)
     2003.............................................                      284
     2004.............................................                      569
     2005.............................................                      569
     2006.............................................                      569
     2007.............................................                      569
     Thereafter.......................................                      284
                                                                          -----
                                                                          2,844
                                                                          =====

13.      SHAREHOLDERS' EQUITY

CAPITAL INCREASES AGAINST NON-CASH CAPITAL CONTRIBUTIONS

         By agreement dated December 27, 2000 ("Merger Agreement"), LION and Trega agreed that LION would acquire 100% of the shares of Trega in exchange for LION stock, represented by LION American Depository Shares. This agreement was based on an assessment of Trega's value at approximately $34 million, subject to certain adjustments when the transaction was executed (which are described in detail in the agreement). The final exchange ratio was determined by a series of factors, including changes in the market value of LION shares. After the transaction was completed, Trega became a wholly owned subsidiary of LION.

         LION's supervisory board approved the agreement at its meeting on December 21, 2000.

         Execution of the transaction was dependent on the fulfillment of certain conditions, including approval by Trega's shareholders' meeting. The agreement was approved at a separate shareholders' meeting held on March 12, 2001. Thereafter, the LION management board adopted a resolution on March 13, 2001 (ratified by the supervisory board on March 13 and 14) issuing 500,000 shares from authorized capital.

         (euro) 1,116,175 of the Company's authorized capital was used in connection with the acquisition of NetGenics. Based on the authorization granted to the management board by section 4 (4) of the bylaws of June 28, 2000, the management board increased the Company's capital stock by (euro) 1,116,175 to
(euro) 19,870,175 (with the approval of the supervisory board). The capital increase was entered in the commercial register on March 4, 2002.

EMPLOYEE SHARES

         During the acquisition of Trega Biosciences Inc., Trega's employees were issued shares of LION in exchange for their Trega stock options. The difference between the purchase price and the fair value of the shares are recorded pro rata as a compensation expense over the two-year waiting period. In six months ended September 30, 2002, approximately (euro) 267,600 was recorded as a compensation expense as compared to (euro) 0 in the six months ended September 30, 2001.

STOCK OPTION PLANS

2000 STOCK OPTION PLAN

         Under a stock option plan adopted by the Company on March 13, 2000 (the "2000 Option Plan"), and amended by resolutions of the general shareholders' meetings on May 15, 2000 and June 28, 2000, the Company's management board is authorized to grant non-transferable options to acquire the Company's shares to employees (up to 757,050) and members of the management board (up to 184,800) on or before December 31, 2004. In addition, members of the management boards and employees of LION subsidiaries may be granted options on up to 82,250 and 214,900 of the Company's shares, respectively.

         All permanent employees of LION AG and its subsidiaries are entitled to take part in the stock option program. In addition to imposing a lock-in period of several years, the program contains defined performance targets to be achieved before options can be exercised. The program is designed to retain individual employees to the Company over the long term and to increase employees' identification with the Company and its objectives. The Company granted a total of 877,225 stock options to all employees in four tranches by September 30, 2002.

         The Company may grant a maximum of 1,239,000 stock options under the "2000 Option Plan". Options granted may not be exercised unless the market value of the Company's shares exceeds the issue price of the options by at least 40%. Holders of the options may exercise them at least two years and no more than eight years after the issue date. Holders may exercise up to 33% of their options after two years, up to 66% in the third year, and all of them in the fourth year after acquisition. However, the option holders may not exercise them during the following blocking periods:

a) 10 stock-exchange working days before the publiation of figures for the first, second, and third quarters of any fiscal year;
b) between the end of a fiscal year and the conclusion of the regular general shareholders' meeting,
c) 10 stock-exchange working days before extraordinary general shareholders' meetings of LION bioscience AG.

         In this respect, a non-cash compensation expense of (euro) 1,603,800 was recorded in the six months ended September 30, 2002 compared to (euro) 1,973,100 in the six months ended September 30, 2001.

         In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors are relevant at the time the options are granted:

                                                  Tranche 1         Tranche 2          Tranche 3        Tranche 4
                                               ----------------------------------------------------------------------
Risk-free interest rate                                   5.50%              5.50%             5.50%           4.00%
Anticipated dividend distribution                             0                  0                 0               0
Anticipated volatility                                    0.01%             75.00%            75.00%          75.00%
Anticipated option term                                 3 years            3 years           3 years         3 years
Maximum residual term                                5.75 years         6.25 years        6.50 years      7.25 years
Anticipated weighted average market
price per option (euro)                                       6                 41                14              10
Exercise price (euro)                                     40.46              78.29             30.61           19.72


         Changes in stock options until September 30, 2002 were as follows:

                                                                     Average         Stock options
                                                Stock options     exercise price   yet to be issued
                                                    Number             euro             Number
                                               ------------------------------------------------------
In existence on April 1, 2000                                 0                            1,239,000
Granted 1. tranche                                    1,113,000                 40
Granted 2. tranche                                       96,375                 78
Granted 3. tranche                                       63,000                 31
Exercised                                                     0
Expired                                                  55,125
Lapsed                                                        0
In existence on March 31, 2001                        1,217,250                               21,750
                                               =================                   ==================
Exercisable on March 31, 2001                                 0
                                               =================
In existence on April 1, 2001                         1,217,250                 40            21,750
Granted 4. tranche                                       38,600                 20
Exercised                                                     0
Expired                                                 174,950
Lapsed                                                        0
                                               ------------------------------------------------------
In existence on March 31, 2002                        1,080,900                 37           158,100
                                               =================                   ==================
Exercisable on March 31, 2002                                 0
                                               =================
In existence on April 1, 2002                         1,080,900                 37           158,100
Exercised                                                     0
Expired                                                 203,675
Lapsed                                                        0
                                               ------------------------------------------------------
In existence on September 30, 2002                      877,225                 30           361,775
                                               =================                   ==================
Exercisable on September 30, 2002                             0
                                               =================

2001 STOCK OPTION PLAN

         Under an additional stock option plan ("2001 Option Plan"), which was approved by a resolution of the general shareholders' meeting dated July 18, 2001, the Company's management board is authorized to grant up to 636,400 non-transferable options for acquiring the Company's shares to employees and members of the management board and employees and members of the management boards of LION subsidiaries on or before December 31, 2005. Up to 17% of all options may be granted to members of the Company's management board, up to 5% to the members of the management boards of LION subsidiaries, and up to 78% to employees of the Company and its subsidiaries.

         The options have a term of five years from the date of issue. The options must be exercised within this period. Options may not be exercised until the waiting period has expired. For 50% of the options in a tranche granted to an eligible employee, the waiting period is two years from the issue date. For the other 50%, the waiting period is three years from the issue date. At the time of issue, participants in an option plan must be in good standing with the Company or a LION subsidiary.

         The exercise price for a new share of LION bioscience AG is the reference price of the Company's shares when the option was granted plus a premium of at least 20% as a performance goal.

         The reference price for LION bioscience AG shares at the time the options are granted is determined based on the arithmetic mean of the market prices for the Company's shares in the final XETRA auctions on the Frankfurt Stock Exchange (or a comparable successor system) on the last 20 trading days before the issue date.

         By September 30, 2002, the Company had issued 452,244 stock options in one tranche to all employees under the "2001 Option Plan".

         In connection with the 2001 stock options plan a non-cash compensation expense of (euro) 674,000 was recorded in the six months ended September 30, 2002 as compared to (euro) 0 in the six months ended September 30, 2001.

         In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors were relevant at the time the options were granted:

                                                  Tranche 1
                                               -----------------
Risk-free interest rate                                   4.00%
Anticipated dividend distribution                             0
Anticipated volatility                                   75.00%
Anticipated option term                               2,5 years
Maximum residual term                                4,25 years
Anticipated weighted average market
price per option (euro)                                       8
Exercise price (euro)                                        28

         Changes in stock options until September 30, 2002 were as follows:


                                                                      Average         Stock options
                                                Stock options     exercise price    yet to be issued
                                                    Number            (euro)             Number
                                               -------------------------------------------------------
In existence on April 1, 2001                                 0                               636,400
Granted                                                 593,300                  28
Exercised                                                     0
Expired                                                       0
Lapsed                                                        0
                                               -------------------------------------------------------
In existence on March 31, 2002                          593,300                  28            43,100
Exercisable on March 31, 2002                                 0
In existence on April 1, 2002                           593,300                  28            43,100
Granted                                                       0
Exercised                                                     0
Expired                                                 141,056
Lapsed                                                        0
                                               -------------------------------------------------------
In existence on September 30, 2002                      452,244                  28           184,156
Exercisable on September 30, 2002                             0


         There are no stock option plans that have not been approved by the general shareholders' meeting.

IV.   NOTES TO THE STATEMENTS OF OPERATIONS

1. REVENUES

         Since the beginning of fiscal year 2003 the Company reports the revenues in a new structure. The following table shows a reconciliation from the old to the new structure of revenues in the consolidated statements of operations.


THREE MONTHS ENDED SEPTEMBER 30, 2002                         SIX MONTHS ENDED SEPTEMBER 30, 2002
(IN THOUSAND EURO)

                             old structure:                                              old structure:
                             --------------                                              --------------
new structure:                  R&D   Licenses                new structure:                R&D   Licenses
--------------                                                --------------
Drug Discovery............      239                  239      Drug Discovery............    960                  960
Licenses..................               2,139     2,139      Licenses..................             5,312     5,312
Professional Services.....    1,360      1,031     2,391      Professional Services.....  2,986      2,576     5,562
Maintenance und Support...                 410       410      Maintenance und Support...               806       806
                             ------     ------    ------                                 ------     ------    ------
                              1,599      3,580     5,179                                  3,946      8,694    12,640
                             ======     ======    ======                                 ======     ======    ======

THREE MONTHS ENDED SEPTEMBER 30, 2001                         SIX MONTHS ENDED SEPTEMBER 30, 2001

                             old structure:                                              old structure:
                             --------------                                              --------------
new structure:                  R&D   Licenses                new structure:                R&D   Licenses
--------------                                                --------------
Drug Discovery............    1,744                1,744      Drug Discovery............  2,885                2,885
Licenses..................               3,567     3,567      Licenses..................             6,579     6,579
Professional Services.....    4,215         43     4,258      Professional Services.....  8,538        103     8,641
Maintenance und Support...                 665       665      Maintenance und Support...             1,059     1,059
                             ------     ------    ------                                 ------     ------    ------
                              5,959      4,275    10,234                                 11,423      7,741    19,164
                             ======     ======    ======                                 ======     ======    ======

         For additional information, see MD&A, page 26.

2.   DEPRECIATION AND AMORTIZATION

         The components of depreciation and amortization are as follows:

                                                                    THREE MONTHS ENDED SEPT. 30  SIX MONTHS ENDED SEPT. 30
                                                                    ---------------------------  -------------------------
                                                                         2002          2001         2002          2001
                                                                                (IN THOUSAND(EURO))

Property, plant and equipment........................................    1,959         1,728        3,578         3,899
Other intangible assets..............................................    1,528           946        3,054         1,815
Other intangible assets (Impairment) ................................    3,485             0        3,485             0
                                                                        ------        ------       ------        ------
Depreciation/amortization of PP&E and Other intangible assets .......    6,972         2,674       10,117         5,714
                                                                        ======        ======       ======        ======
Goodwill (Impairment) ...............................................   58,663             0       58,663             0
                                                                        ------        ------       ------        ------
Total depreciation and amortization .................................   65,635         2,674       68,780         5,714
                                                                        ======        ======       ======        ======
Thereof one-time charges.............................................   62,148             0       62,148             0


3.   INTEREST RESULT

                                                                    THREE MONTHS ENDED SEPT. 30  SIX MONTHS ENDED SEPT. 30
                                                                    ---------------------------  -------------------------
                                                                         2002          2001         2002          2001
                                                                                (IN THOUSAND(EURO))

   Interest income...................................................    1,283         1,627        2,424         3,580
   Interest expense..................................................      (38)          (58)         (80)         (118)
                                                                        ------        ------       ------        ------
   Interest result...................................................    1,245         1,569        2,344         3,462
                                                                        ======        ======       ======        ======

4. RESULT FROM MARKETABLE SECURITIES AND OTHER LONG-TERM INVESTMENTS

         The components of the result of marketable securities and other long-term investments are as follows:

                                                                    THREE MONTHS ENDED SEPT. 30  SIX MONTHS ENDED SEPT. 30
                                                                    ---------------------------  -------------------------
                                                                         2002          2001         2002          2001
                                                                                (IN THOUSAND (EURO))

   Impairment of Geneprot............................................   (8,509)            0       (8,509)            0
   Impairment of fixed income equitiy securities.....................     (919)            0         (919)            0
   Realized loss on sales of investment funds........................        0             0       (1,612)            0
   Realized loss on sale of fixed income securities..................     (154)            0         (242)            0
                                                                        ------        ------       ------        ------
   Result from marketable securities / other long-term investments...   (9,582)            0      (11,282)            0
                                                                        ======        ======       ======        ======

V.   Notes to the Statements of Cash Flows

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                          SIX MONTHS ENDED SEPT. 30
                                          -------------------------
                                              2002          2001
                                                  (IN THOUSAND (EURO))
Cash paid during the year
-------------------------
   Interest expenses...................        80           118
   Income taxes........................       226           123

VI.   OTHER INFORMATION

1.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

         The Company leases offices, laboratory space and equipment under non-cancellable operating leases. Future minimum lease payments under these agreements as of September 30, 2002 were:

                                                    IN THOUSANDS EURO
     2003......................................            2,818
     2004......................................            4,419
     2005......................................            3,513
     2006......................................            2,900
     2007......................................            2,639
     Thereafter................................            2,884
                                                          ------
     Total minimum lease payments                         19,173
                                                          ======

         Rental costs for the six months ended September 30, 2002 totaled (euro) 2,574,100, as compared to (euro) 2,328,900 in the six months ended September 30, 2001. The sublease rental income amounted to (euro) 54,700 in the six months ended September 30, 2002, as compared to (euro) 140,100 in the six months ended September 30, 2001.

LITIGATION

         From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity, or financial position.

2.   COLLABORATION AGREEMENTS

         On June 18, 1999, the Company entered into a basic agreement with Bayer AG ("Bayer"), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over the next five years.

         The basic agreement required the Company to establish LION bioscience Research Inc. ( "LBRI"), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION is also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI will operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan.

         Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

         As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $26.8 million. LBRI's operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as prepaid expenses. Bayer also pays LION a fixed annual fee of (euro) 1,283,000. This fixed annual fee is also reported as revenue. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. In the six months ended September 30, 2002 and September 30, 2001, the Company reported revenues of (euro) 3,222,000 and (euro) 4,103,000, respectively, under this agreement.

         The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION's activities and Bayer has decided to market the software commercially.

         The agreement can be terminated by either party, on an annual basis, on the grounds of non-performance.

         On October 13, 2000, the Company entered into a research and development agreement ("Development Agreement") with Bayer AG, Leverkusen. The objective of the development agreement is to improve and speed up Bayer's pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compunds faster and reduce the failure rate in the subsequent research process.

         On December 11, 2001 ( "First Amendment"), and March 29, 2002 ("Second Amendment) a change to the contract effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments within the scope of the subpayments are dependent on Bayer's acceptance of the predetermined milestones.

         Effective June 25, 2002, the contract was changed again ("Third Amendment"). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the development agreement was extended until July 1, 2004. For further information to this contract we refer toour MD&A on page 24 et sqq.

         The Company reported revenues in the six months ended September 30, 2002 and September 30, 2001 of (euro) 427,000 and (euro) 5,218,000, respectively, under this collaboration agreement.

3.   RELATED PARTY TRANSACTIONS

         The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

4.   BUSINESS SEGMENTS AND FOREIGN BUSINESS ACTIVITIES

         Due to the acquisition of Trega Biosciences Inc. on March 31, 2001 and the associated changes in management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

         Included in the consolidated financial statements are the following amounts relating to geographical locations:

                                                                4/1/ - 9/30/
                                                                ------------
                                                             2002         2001
                                                             (IN THOUSAND EURO)
REVENUES (1)

  Germany................................................    1,048        6,283
  United States..........................................    8,292        9,039
  Other..................................................    3,300        3,842
                                                            ------       ------
  Group..................................................   12,640       19,164
                                                            ======       ======

OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION

  Germany................................................  (11,240)      (7,335)
  United States..........................................  (20,033)      (9,817)
  Other..................................................   (2,670)      (1,990)
                                                            ------       ------
  Group..................................................  (33,943)     (19,142)
                                                            ======       ======

LONG-LIVED ASSETS (2)

  Germany................................................    6,845        8,247
  United States..........................................    6,933        9,131
  Other..................................................      799          760
                                                            ------       ------
  Group..................................................   14,577       18,138
                                                            ======       ======

(1) Revenues are allocated based on customer location.
(2) The previous year's comparative value is as of March 31, 2002

5.   LOSS PER ORDINARY SHARE

         The following table shows the calculation of the basic and diluted net loss per common share:

IN THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA                   4/1/ - 9/30/
                                                                ------------
                                                             2002         2001

NUMERATOR
Net loss of the period................................     (111,887)    (21,517)
                                                         ==========  ==========

DENOMINATOR
Weighted averages of ordinary shares outstanding......   19,870,175  18,754,000
                                                         ==========  ==========

Basic and diluted net loss per ordinary share.........        (5.63)      (1.15)
                                                         ==========  ==========

         Stock options issued have not been considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
          OPERATIONS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2002

         You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Six Month Period Ended September 30, 2002.

         All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company's liquidity, and future transactions or projects or milestones. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company's expansion of operations including the acquisition of, or investment in, other companies, management of growth, international operations, and dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, uncertainties as to the extent of future government regulation of our business, and capital market fluctuations and economic conditions - both generally and those related to the biotechnology industry. As a result, our future development efforts involve a high degree of risk. We refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the Securities and Exchange Commission
(SEC), as well as LION's future filings with the SEC, in which these and other risk factors are discussed. You may obtain our Annual Report on Form 20-F from the SEC's web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

         We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented, whether as a result of new information, change of assumptions or business model, future developments or otherwise.

         However, the following applies with respect to our financial targets and expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings) as presented or discussed in this Report under the heading "financial outlook": Unless we release a statement updating or modifying these targets and expectations, this financial outlook may be relied upon as still being our current expectations and targets only through January 5th, 2003. Thereafter, our "quiet period" for the third quarter of our 2003 fiscal year begins. We have formalized a "quiet period", beginning 30 days prior to the anticipated public release of our results of operations for each quarter of our financial year (which ends March 31 of each calendar year). During this quiet period, it is our policy not to make any statements concerning its results of operations or developments, and we will not comment on any previously disclosed expectations, targets, financial or business outlook or guidance. During this period, we do not confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

         References to "our company" are to LION bioscience Aktiengesellschaft, and references to "we", "us" or "LION" are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to "euro" or "(euro)" are to euro, and references to "U.S. dollars", "U.S.$" or "$" are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to "FY" refer to the year ended March 31 of the calendar year specified.

OVERVIEW

         On January 30, 2002, our company acquired NetGenics Inc., a corporation having its principle place of business in Cleveland, Ohio. We consolidated NetGenics' accounts commencing on January 31, 2002 under the purchase method. NetGenics' operations are included in our consolidated statement of operations for the six months ended September 30, 2002.

         We recently initiated a global professional service organization providing expert guidance in design, implementation and ongoing optimization of our IT solutions. Starting in FY 2003, we accordingly show revenue from our professional services as a separate item in our consolidated statement of operations. We have also reclassified revenue amounts for the first six months of FY 2002 to enable comparisons to the information set forth for the six months of FY 2003.

         As part of our strategy to focus on our core competencies, our business activities are increasingly centered around our LSI(TM) business rather than our internal drug discovery activities. Our LSI(TM) business is primarily responsible for the development of our IT solutions and products as well as for providing professional services to customers related to these solutions and products. Starting in FY 2003, we accordingly show these and other costs of sales as a separate item in our consolidated statements of operations. We have also reclassified amounts for the first six months of FY 2002 as costs of sale to enable comparisons to the information set forth for the first six months of FY 2003.

         We have granted stock options to our management board and our employees pursuant to our 2000 Stock Option Plan and our 2001 Stock Option Plan. We allocated the expenses of these outstanding stock options, which amounted to
(euro) 2.3 million in the six months ended September 30, 2002 and 2.0 million in the six months ended September 30, 2001, among our R&D and SG&A expenses as non-cash compensation.

         In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This standard has changed the accounting for goodwill and other intangible assets by, among other things, requiring companies to cease amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. In lieu of amortization, we are required to perform an impairment review of our goodwill during each financial year and at other times during the financial year when indicators of impairment exist. In accordance with SFAS No. 142, we adopted this statement effective April 1, 2001 and have not amortized the goodwill created by our acquisitions of Trega Biosciences and NetGenics. As of March 31, 2002, we had recorded goodwill in the aggregate amount of (euro)
58.7 million from these transactions.

         We assess the impairment of this goodwill whenever events or changes in circumstances indicate that this carrying value may not be recoverable. In particular, we are required to perform this review in the event our company's share price has declined significantly for a sustained period and our market capitalization is lower relative to our net book value. Due to the decline in our company's share price since the beginning of FY 2003, our market capitalization is well below our net book value. As a result, we performed an impairment review in connection with the preparation of our results of operations for the six months ended September 30, 2002. Based on this review, we determined that the goodwill created by the Trega Biosciences and NetGenics transactions was impaired and that this decline was other than temporary. Accordingly, we determined to write off the aggregate goodwill and recorded a one-time, non-cash amortization expense in the aggregate amount of (euro) 58.7 million.

         In addition, we reviewed the recoverability of all of our long-lived assets according SFAS No. 144. Based on this review we determined the value of our intangible assets resulting from our acquisitions of Trega Biosciences and NetGenics to be zero and have decided to fully write off the remaining book values in the amount of (euro) 3.5 million of these assets.

         We regularly review the fair value of our investments in privately-held companies, in particular investments in our strategic alliance partners, that we intend to hold as a long-term investments, to evaluate the carrying value of our long-term investments in these companies. We accounted for these investments using the cost method of accounting. For a description of our accounting policies with respect to these investments, which we classify as "other long-term investments", we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC. Based on our review in connection with the preparation of our results of operations for the six months ended September 30, 2002, we determined to lower the value of our investment in GeneProt, Inc. by
(euro) 8.5 million which we recorded as a realized loss as we determined that this decline was other than temporary. As of March 31, 2002, the carrying value of our investment in GeneProt was (euro) 8.5 million.

         Since beginning of FY 2003 we have reclassified all of our marketable securities previously classified as "held-to-maturity" as "available-for-sale" marketable securities and report all of these securities as short-term securities available-for-sale. Therefore all of our marketable securities have been valued at their fair market value and all unrealized gains and losses have been recorded as other comprehensive income on our balance sheet.

         In the six months ended September 30, 2002 we sold our available-for-sale marketable securities in the form of equity investment funds and shifted all of our investments to fixed income equity and fixed income debt securities. As a result, we have limited our risks from these securities to issuer credit and liquidity risks and to general market interest rate changes. Our only equity investment remaining in marketable securities is our investment in Paradigm Genetics with a market value of (euro) 0.2 million at September 30, 2002.

         We have identified the following as critical accounting policies to our company due to the estimation processes involved in each of the following: revenue recognition, valuation of goodwill, accounting for income taxes, and accounting for our marketable securities and other financial assets. For a detailed description of these critical accounting policies, we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC.

SIX MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH SIX MONTHS ENDED SEPTEMBER 30, 2001

         Revenues. Our revenues consist of fees from our licensing activities, our professional services, maintenance and support and from our R&D activities. Our licensing revenue derives from licensing fees for our Life Science Informatics, or LSI(TM), products. Revenue from our professional services derives from fees for professional services related to our products and solutions and also includes revenues generated from our collaboration agreements, such as our i-biology arrangement and development agreement with Bayer. Our revenues from maintenance and support consist of fees for support and maintenance provided to customers related to our products. Revenues generated from R&D activities comprise fees for our clone-collections and other R&D products. For a description of our revenue recognition policies, we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC.

         Revenues for the six months ended September 30, 2002 decreased by
(euro) 6.6 million to (euro) 12.6 million compared to (euro) 19.2 million in the same period of fiscal year 2002.

         During the six months ended September 30, 2002, revenues from research & development decreased to (euro) 1.0 million compared to (euro) 2.9 million in the same period of fiscal year 2002. This decrease is mainly attributable to a shift in focus by us from drug discovery services activities to our own internal drug discovery-research and the anticipated closing of all of our drug discovery activities by December 31, 2002. Revenues generated from licensing activities decreased to (euro) 5.3 million during this period compared to (euro) 6.6 million in the same period of fiscal year 2002. This decrease in licensing revenue is mainly attributable to the shift in our strategy, to focus on IT solutions rather than individual software products, which resulted in a streamlining of our software product portfolio and in a decrease in the number of license agreements for our LSI(TM) products.

         Revenues from professional services include primarily the two Bayer collaborations and other collaborations, e.g. Nestle and Incyte. In the six months ended September 30, 2002 the revenues from professional services decreased to (euro) 5.6 million as compared to (euro) 8.6 million in the same period of the previous fiscal year. This decrease in professional service revenue is mainly attributable to the deferral of a milestone payment under our development agreement with Bayer, which expanded our collaboration with Bayer into the field of pharmacophore informatics.

         Revenues in Germany for the six month period ended September 30, 2002 reached (euro) 1.0 million, compared to (euro) 6.3 million in the same period of the previous fiscal year. This decrease is primarily due to the deferred milestone payment under the development agreement with Bayer and the change in the revenue recognition method of this agreement from percentage-of-completion to milestone-dependent. Revenues in the United States for the six month period ended September 30, 2002 slightly decreased to (euro) 8.3 million, compared to
(euro) 9.0 million in the same period of the previous fiscal year. This decrease is mainly caused by foreign currency translations from U.S. dollars to euros due to the lower U.S. dollar compared to FY 2002.

         COST-OF-SALES. In the six months ended September 30, 2002 cost-of-sales were (euro) 7.7 million, as compared to (euro) 5.2 million in the six months ended September 30, 2001. This rise primarily results from our termination of our outsourcing agreement with a service provider and the outsourcing of certain services to another IT services provider in connection with our LION Hosted Services (LHS) in the second quarter of current fiscal year and the continued build-up of our professional services organization pursuant to our strategy shift.

         RESEARCH & DEVELOPMENT EXPENSES. Research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) increased in the six months ended September 30, 2002 to
(euro) 23.4 million compared to (euro) 19.9 million in the same period of fiscal year 2002. This increase in R&D expense is primarily attributable to the increased R&D activities for our LSI(TM) business, in particular expenses related to an increase in R&D staff of our LSI(TM) activities and increased LSI(TM) product development efforts, as a result of our acquisition of NetGenics.

         In addition the R&D expenses include accruals for severance payments in the amount of (euro) 1.4 million, which we will pay in the third quarter of FY 2003 in connection with the discontinuation of our iD(3) activities.

         Our R&D expenses in each of the six months ended September 30, 2002 and September 30, 2001 were reduced by the receipt of subsidies and grants from third parties, including the German government. These payments totaled (euro)
0.3 million in the first six months of fiscal year 2003 and (euro) 0.8 million in the same period of fiscal year 2002.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling expenses (without depreciation of property, plant and equipment and amortization of intangible assets) slightly increased to (euro) 6.3 million in the six months ended September 30, 2002, compared to (euro) 6.2 million in the same period of the previous fiscal year.

         General and administrative expenses (without depreciation of property, plant and equipment and amortization of intangible assets) increased to (euro)
9.3 million in the six months ended September 30, 2002, compared to (euro) 6.8 million in the same period of the previous fiscal year. This increase is mainly attributable to the expansion of our operations and sites in the United States as a result of our acquisition of NetGenics as well as additional general and administrative expenses for consulting services.

         OTHER OPERATING INCOME AND EXPENSES. Our gains from other operating income and expenses increased to (euro) 0.1 million in the six months ended September 30, 2002 from losses of (euro) 0.1 million in the six months ended September 30, 2001. This increase is primarily attributable to gains from the conversion of assets and liabilities in foreign currencies into euros and cash received from an account receivable previously written-off.

         DEPRECIATION AND AMORTIZATION. Our depreciation and amortization expenses increased to (euro) 68.8 million in the six months ended September 30, 2002 compared to (euro) 5.7 million in the six months ended September 30, 2001. This increase is primarily attributable to the write-off of the aggregate goodwill from our acquisitions of Trega Biosciences and NetGenics in the aggregate amount of (euro) 58.7 million and the impairment charge of (euro) 3.5 million attributable to the intangible assets resulting from the two acquisitions. In addition, we depreciated property, plant and equipment and amortized intangible assets in an aggregate amount of (euro) 6.6 million during the six months ended September 30, 2002 compared to (euro) 5.7 million in the same period of our previous financial year. This increase is primarily attributable to the amortization of intangible assets resulting from our acquisition of NetGenics before the impairment charge was recorded effective September 30, 2002.

         INTEREST INCOME. Our interest income (net) decreased to (euro) 2.3 million in the six months ended September 30, 2002 compared to (euro) 3.5 million in the six months ended September 30, 2001. This decrease mainly results from our lower position of cash, cash equivalents and marketable securities comparing to the previous fiscal year.

         RESULTS FROM MARKETABLE SECURITIES AND OTHER LONG-TERM INVESTMENTS. Our losses from marketable securities and other long-term investments were (euro)
11.3 million during the six months ended September 30, 2002. These losses were primarily due to the lowered value of our investment in GeneProt, Inc. by (euro)
8.5 million, which we recorded as a realized loss as we determined that this decline was other than temporary.

         In the six months ended September 30, 2002 we also recorded a loss of
(euro) 1.9 million from marketable securities that we sold during this period resulting in cash proceeds to us of (euro) 38.5 million. In addition, we reclassified unrealized losses in the aggregate amount of (euro) 0.9 million from our available-for-sale marketable securities in the form of fixed income equity securities, because we expect to sell these securities in the third quarter of the current fiscal year and we determined that these losses were other-than-temporary. We had previously recorded these unrealized losses as other comprehensive income on our balance sheet.

         NET LOSS. During the six months ended September 30, 2002, we incurred a net loss of (euro) 111.9 million compared to (euro) 21.5 million during the same period of the previous fiscal year. This increase is attributable to the decrease in our revenues and the significant increase in our expenses. The expenses during the six months ended September 30, 2002 include one-time non-cash effective items in the total amount of (euro) 71.6 million for the write-off of goodwill and intangible assets relating to the acquisitions of Trega Biosciences and NetGenics, and losses from marketable securities and other long-term investments.

LIQUIDITY, CASH-FLOW AND CAPITAL RESOURCES

         We currently fund our operations mainly through our operating cash flow and equity.

         During the six months ended September 30, 2002 we had net cash inflows of (euro) 4.5 million, reflecting the sale of marketable securities resulting in proceeds of (euro) 43 million, compared to net cash outflows of (euro) 51.5 million in the six months ended September 30, 2001. Our total liquidity - including cash, cash equivalents and marketable securities - decreased from
(euro) 124 million at March 31, 2002 by (euro) 35.9 million to (eurO) 88.1 million at September 30, 2002.

         During the six months ended September 30, 2002 we had net operating cash outflows of (euro) 29.5 million compared to (euro) 32.5 million during the same period of the previous fiscal year. This reduction in the cash used by our operating activities is primarily attributable to the reduction of short-term liabilities in the first six months of fiscal year 2002.

         In the six months ended September 30, 2002, approximately (euro) 37.6 million were provided by investing activities compared to cash outflows in the amount of (euro) 18.6 million used in the same period of the previous fiscal year. Cash inflows during the six months ended September 30, 2002 resulted from the sale of marketable securities, especially investment funds and fixed income debt securities, in the amount of (euro) 43.0 million. In the same period of the previous fiscal year, we invested (euro) 11.9 million in marketable securities and (euro) 2.2 million in other long-term investments. The company's investment in property, plant and equipment in the first six months of the current fiscal year was approximately (euro) 1.4 million compared to (euro) 3.2 million in the same period of previous fiscal year.

         Net cash used in our financing activities was (euro) 0.4 million in the six months ended September 30, 2002 compared to (euro) 1.0 million during the same period of the previous financial year. This reduction in cash used by our financing activities is attributable mainly to reduced principal payments on capital leases.

INTEREST RATE RISK

         For the six months ended September 30, 2002, all of our borrowings were at fixed interest rates only.

LOAN AGREEMENTS

         In December 1998, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we may borrow up to (euro) 4.55 million through September 30, 2007. At March 31, 2000, our company had fully utilized the facility. The loan principal is due in 16 equal semi-annual payments in the amount of (euro) 284,406, which began on March 31, 2000. At September 30, 2002, we had repaid approximately (euro) 1.7 million of the total principal amount borrowed under this facility. We pay interest on the outstanding principal amount at a rate of 4.75% per annum, which is due in quarterly installments.

CAPITAL EXPENDITURES

         We had no material individual capital expenditures in the first six months ended September 30, 2002. The company had invested approximately (euro)
1.4 million in new hardware and software during this period.

LION SHARES HELD BY OUR COMPANY AND SUBSCRIPTION RIGHTS OF EXECUTIVE OFFICERS AND EMPLOYEES

         The Company is currently not authorized to hold its own shares. As of September 30, 2002, a total of 1,329,469 stock options had been issued and were outstanding. In the six months ended September 30, 2002, a non-cash compensation expense of (euro) 2.3 million was recorded for stock options issued and outstanding.

         The Company's stock option plans are variable option plans and have to be accounted for accordingly in the Company's consolidated Statement of Operations. Non-cash compensation expenses are derived from the market value of these options, which are calculated in accordance with SFAS No. 123 on the basis of the Black-Scholes method. The Company opted for the SFAS No. 123 method over accounting under APB 25. The Company's decision cannot be reversed.

         The following table sets forth the number of shares of our company and stock options to purchase shares of our company that were owned directly by members of our company's management and supervisory boards as of September 30, 2002:

                                            Number of Shares   Number of Options
Management Board
----------------

Dr. Friedrich von Bohlen und Halbach (CEO)     2,178,535             None
Martin Hollenhorst (CFO)                            None             None
Dr. Daniel Keesman (CBO)                            None           30,000
Dr. Jan Mous (CSO)                                  None          105,000
Dr. Reinhard Schneider (CIO)                     140,000           37,100

Supervisory Board
-----------------

Jurgen Dormann (Chairman)                           None             None
Dr. Thomas Schurrle (Vice Chairman)              142,695             None
Jorn Aldag                                          None             None
Markus Metyas                                       None             None
Dr. Michael Steiner                              142,695             None
Dr. Klaus Tschira                                142,695             None

         Jurgen Dormann was elected to our company's supervisory board at our annual shareholders' meeting held on July 19, 2002. The supervisory board members also elected him as their Chairman. Mr. Dormann is currently the Chairman of the Supervisory Board of Aventis and the Chief Executive Officer of ABB Ltd., Zurich. Lorenzo Guilini, the former Vice Chairman of our company's supervisory board, resigned from the supervisory board effective July 19, 2002. As of July 19, 2002, Lorenzo Guilini held 142,695 shares in our company and no options.

         On July 1, 2002, Dr. Daniel Keesman, who previous served as our company's Executive Vice President of Business was promoted to our company's Chief Business Officer and a member of our company's management board, responsible for our global sales and marketing activities and professional services.

EMPLOYEES

         Consistent with our focus on our core competencies and the integration of our acquisition of NetGenics, we have reduced our workforce. During the six months ended September 30, 2002, we decreased our headcount by 149 employees. As of September 30, 2002, the total number of our employees (full-time equivalent) was 441, compared to 590 as of March 31, 2002.

RECENT DEVELOPMENTS AND OUTLOOK

RECENT DEVELOPMENTS

         We have refined our strategy to focus on our core competencies, in particular in our in our LSI(TM) business, and to respond to demands and opportunities in the life science industry. We strive to become the world leader in providing IT-driven R&D solutions for the life science industry. Our solutions aim to improve the efficiency of the research and development processes and to increase R&D productivity of life science companies by addressing our customers' needs in data integration, analysis and prediction and decision support. Our solutions are built from a modular integration platform that can be expanded to create a knowledge management and decision environment tailored to the specific needs of each R&D organization.

         We are currently in the process of implementing this transition of our business model and our refined strategy. We expect to launch our new modular integration platform, LION DiscoveryCenter(TM), which combines our state-of-the-art SRS data integration and DiscoveryCenter(TM) data and application integration technologies, in the third quarter of FY 2003. We also expect to introduce one modular solution during FY 2003 based on this platform. Consistent with our strategy of providing customized solutions based on this modular integration platform, we are streamlining our software product portfolio and IT development activities.

         We have determined to discontinue our iD(3)(TM) drug discovery business by the end of the current calendar year in order to focus on our core competence of providing comprehensive integration and decision support solutions for the life science industry. Our drug discovery efforts have focused on the initial stages of the drug discovery process, from gene identification and target discovery through lead selection and optimization, in particular in the area of nuclear receptor research. We expect to close our drug discovery facilities in Heidelberg and San Diego by the end of the current calendar year, affecting approximately 70 full-time positions in all. We will continue our efforts to commercialize intellectual property and technologies already developed by our drug discovery operations by seeking to license or sell this intellectual property and these technologies. This decision supports our cost management program and our goal to break even in the fourth quarter of FY 2004. We expect initial savings as well as one-time charges from discontinuing our drug discovery business. The full impact of these savings should be realized in FY 2004.

         In addition, we launched a new, expanded version of our industry leading SRS data integration technology, which we call "SRS Evolution". SRS Evolution is a comprehensive data integration package that expands the capabilities and effectivess of SRS.

         Bayer did not accept certain deliverables under the October 2002 milestone that were originally due on April 1, 2002 under our development agreement with Bayer as amended, which expanded our collaboration with Bayer into the field of pharmacophore informatics. As a result, Bayer is entitled to withhold the corresponding milestone payment in the amount of $2 million that had been deferred until all of the deliverables under this milestone had been achieved. We are currently pursuing negotiations with Bayer over the continuation and future scope of our pharmacophore informatics project, which may result in reduced future milestone payments to us. If we do not reach agreement with Bayer over the continuation and future scope of the pharmacophore informatics project with Bayer, Bayer may terminate the development agreement, which would result in the non-payment of the deferred and remaining future milestone payments and other fees under the agreement. The termination of our development agreement with Bayer would have a material adverse effect on our business.

         In June 2002, the U.S. National Institute of Standards and Technology
(NIST) awarded a five-year, $11.7 million Advanced Technology Program (ATP) grant to our U.S. subsidiary, LION bioscience Inc., and to Paradigm Genetics, which the companies have accepted. The federal funding is designed to support the development of a Target Assessment Technologies Suite (TATS) by us and Paradigm. Both companies will participate equally in the grant. The grant is a matching program, which means that we must match the funds we receive under this grant to support our R&D efforts with corresponding R&D expenditures. As a result, we expect the aggregate amount of third party subsidies and grants received by us for our R&D efforts to significantly exceed the level of those recorded in prior fiscal years.

         However, as we have previously stated, we expect to incur significant operating losses during the current fiscal year due to increasing research and development expenditures, the expansion of our worldwide distribution and marketing activities, and our integration of NetGenics. We are in the process of implementing further cost control programs. We continue its focus on streamlining internal processes and reducing our general and administrative expenses.

FINANCIAL OUTLOOK

         As already announced, we expect revenues for FY 2003 to be lower than our previously stated guidance for the full 2002-2003 financial year. While we had previously expected moderate revenue growth of between 5% and 20% for the full FY 2003 compared with FY 2002, we now expect a decrease in our revenues for the full FY 2003 by as much as 25% compared to our revenues for FY 2002. Our revised outlook and guidance reflects reduced R&D spending by life science companies on IT products and solutions as well as developments specific to us:

     - We experienced delayed purchase decisions among potential customers on a number of business opportunities for our LSI(TM) products and solutions that we had expected to close at the end of the second quarter of FY 2003. We do not expect an economic recovery of the life science industry and a corresponding increase in R&D spending for IT products and solutions during our current fiscal year. Rather, we anticipate that the current economic and investment climate of the life science industry to continues to impede the closing of business opportunities with customers.

     - Bayer did not accept certain deliverables under the October 2002 milestone under our development agreement with Bayer as amended. As a result, Bayer is entitled to withhold the corresponding milestone payment in the amount of $2 million. We are currently pursuing negotiations with Bayer over the continuation and future scope of our pharmacophore informatics project, which may result in reduced future milestone payments to us. If we do not reach agreement with Bayer, Bayer may terminate the development agreement, which would result in the non-payment of the remaining milestone payments and other fees under the agreement.

     - We are in the process of implementing the transition of our business model to focus on our core competencies, in particular on our LSI(TM) business. As a result, we have streamlined our product portfolio, including discontinuing various existing IT product offerings, and we expect to launch LION DiscoveryCenter(TM), our new modular integration platform, in the third quarter of FY 2003, and one modular solution based on this platform during FY 2003. We anticipate that our reduced product portfolio during this transition process may continue to result in decreased revenues for the remainder of FY 2003. In addition, we cannot exclude the possibility of delays in our release schedule for LION DiscoveryCenter(TM) and the modular solution based on this platform.

     - Finally, we have not been successful in finding a suitable partner or investor for our internal drug discovery activities. As a result, we have decided to discontinue our iD(3)(TM) business by the end of the current calendar year. While we will continue to pursue efforts to commercialize the intellectual property and technologies already developed by our drug discovery operations, we no longer expect to generate any significant revenues from these activities after December 31, 2002.

         We continue to expect to reach break-even in the fourth quarter of FY 2004. Achieving this target will be dependent upon stronger revenue growth in FY 2004 with a decrease in our expenditures for research and development, sales and marketing and general and administrative expenses.

ADDRESS:

LION BIOSCIENCE AG
Waldhofer Stra(beta)e 98
69123 Heidelberg
Deutschland

Tel: +49(0)6221/4038-0
Fax: +49(0)6221/4038-101

www.lionbioscience.com



CONTACT:

MARTIN HOLLENHORST
CHIEF FINANCIAL OFFICER
Tel: +49(0)6221/4038-192
martin.hollenhorst@lionbioscience.com